UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Short Term Loan Agreement

On September 28, 2023, NLS Pharmaceutics Ltd., or the Company, entered into a short term loan agreement, or the Loan Agreement, with Ronald Hafner, the Company’s Chairman of the Board of Directors, or the Lender, providing for an unsecured loan to the Company in the aggregate amount of CHF 500,000, or the Loan. Pursuant to the Loan Agreement, the Loan bears interest at a rate of 10% per annum and matures on November 30, 2023.

The foregoing summary of the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the Loan Agreement, which is attached as Exhibits 99.1 to this report, and is incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-262489, 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Short Term Loan Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: October 25, 2023	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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